Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

November 14, 2024

Ms. Jenny O’Shanick

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FST Corp.
Amendment No. 3 to Registration Statement on Form F-4
Filed October 24, 2024
File No. 333-280879

Dear Ms. Jenny O’Shanick:

The undersigned, on behalf of FST Corp. (the “Company”), respectfully submits this correspondence to the staff of the Securities and Exchange Commission (the “Staff”) in response to its letter dated October 8, 2024, relating to the Company’s Registration Statement on Form F-4 filed on October 24, 2024 (the “Registration Statement”). On behalf of the Company, we are concurrently filing an Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Capitalized terms used herein but not defined herein have the definitions assigned to them in Amendment No. 4.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in Amendment No. 4 of changes made in response to the Staff’s comment.

Amendment No. 3 to Registration Statement on Form F-4

Risk Factors Risks Related to Chenghe and the Business Combination

The Third Extension proposed by SPAC contravenes Nasdaq rules, and as a result, could lead

Nasdaq to suspend trading..., page 94

1.	We note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 26, and 96-97 of Amendment No. 4.

FST Corp.

November 14, 2024

Certain Relationships and Related Transactions, page 302

2.	We note your revisions in response to prior comment 14 and reissue in part. Please revise to discuss the related party transaction discussed on page F-105 from inception up to the date of the registration statement.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 308 of Amendment No. 4.

Part II

Information Not Required in Prospectus

Item 21. Exhibits and Financial Statements Schedules, page II-1

3.	We note that you deleted the Form of FST Corp. Equity Incentive Plan from your exhibit index. However, we note your disclosure on page 99 that you intend to adopt this plan for “key employees.” Please file this exhibit pursuant to Item 601(b)(10) of Regulation S-K, or tell us why you do not believe it is required to be filed.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 100 and 267 of Amendment No. 4. The Company also advises the Staff that at the closing of the Business Combination, the Company does not intend to adopt an employee stock purchase plan or incentive plan.

General

4.	We note your revisions in response to prior comment 18 and reissue in part. We note your disclosure on the cover page that you intend to apply for listing of the CayCo Ordinary Shares on Nasdaq, which is defined as the “Stock Exchange.” However, we also note your defined term on page 12 that “Stock Exchange” means the NYSE or Nasdaq. Please revise throughout the filing to clearly state the stock exchange that you intend to list the CayCo Ordinary Shares. Further, we note your disclosures in the redemption tables that, assuming no redemptions, FST Advisor will hold 3.25% of CayCo. However, we note your other disclosures outside of the redemption tables that this percentage is 3.42%. Please revise throughout the filing to reconcile this discrepancy.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 12 of, and throughout Amendment No. 4 where appropriate.

5.	We note your revisions on pages 166 and 179 through 183 in response to prior comment 19 and reissue in part. Please make appropriate revisions throughout the prospectus to address the federal income tax consequences of the de-SPAC transaction to (i) the SPAC, (ii) the target company, and (iii) target security holders, including in your Questions and Answers about the Business Combination and the Extraordinary General Meeting and Risk Factors sections.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 19-21, 104, and 106-108 of Amendment No. 4.

6.	Please revise the filing to discuss the information contained in Chenghe Acquisition I Co.’s current report on Form 8-K, filed on October 29, 2024.

Response: In response to the Staff’s comments, the Company has revised the disclosure throughout Amendment No. 4.

FST Corp.

November 14, 2024

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at Gary@RossLawGroup.co or by telephone at (212) 884-9333.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	David Chuang, FST Corp.
Francis Chang, Landi Law Firm
Joel Rubinstein, White & Case LLP
Jessica Zhou, White & Case LLP